VIA FACSIMILE
August 2, 2005
Larry Spirgel, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Paxson Communications Corporation
Form 10-K/A for the fiscal year ended December 31, 2004
Filed on April 29, 2005

Form 10-Q for the fiscal quarter ended March 31, 2005
Filed on May 10, 2005

File No. 1-13452
Dear Mr. Spirgel:
     On behalf of Paxson Communications Corporation (the “Company”), I am writing in response to a conference call with the Staff of the Division of Corporation Finance (the “Staff”) on July 28, 2005 in which the Staff requested additional information to supplement the response submitted by the Company to the Staff on July 25, 2005 and on June 15, 2005 to the comments set forth in your letter addressed to the Company dated June 2, 2005 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 (the “Form 10-Q”). For the convenience of the Staff, the additional information requested by the Staff is listed below in italics, with the Company’s response set forth immediately following each comment.
1.	Please provide the Staff with the unrecorded adjustments and the correction of the out-of-period items for the year ended December 31, 2004 and for each quarter in 2004. Additionally, please revise the schedule of “Quantitative Analysis of Financial Statement Errors” for the annual period from 1998 through 2004 and for each of the quarters in 2002, 2003 and 2004 to include the percentage of the total financial statement errors to the loss before income taxes for each period presented.

As requested by the Staff, attached hereto is the Company’s revised schedule of the “Quantitative Analysis of Financial Statement Errors” for each of the annual periods from 1998 through 2004 and for each of the quarters in 2002, 2003 and 2004.
2.	Provide the Staff with the Company’s conclusion on all of the qualitative considerations specifically described in Staff Accounting Bulletin Number 99 “Materiality” (“SAB 99”).

Date: August 2, 2005
Page: 2
As requested by the Staff, the following are the Company’s conclusions on each of the individual qualitative considerations specifically described in SAB 99. For the convenience of the Staff, the qualitative considerations discussed in SAB 99 are listed below in italics, with the Company’s conclusion set forth immediately following each qualitative consideration.
Whether the misstatement masks a change in earnings or other trends.
The Company has reported significant net losses attributable to common stockholders since 1998. As previously indicated to the Staff, the Company has incurred over $1.7 billion in “net losses attributable to common stockholders” in the period from 1998 through 2003. In 2004, the Company incurred net losses attributable to common stockholders amounting to $245.7 million. None of the financial statement errors identified in the attached schedule would have, either individually or in the aggregate, resulted in the Company recording net income attributable to common stockholders in any year. Additionally, because of the significance of the incurred net losses attributable to common stockholders, the financial statement errors would not have affected the Company’s “trend” of reporting net losses attributable to common stockholders in any significant way nor would it have masked a change in the Company’s financial results.
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
The Company’s stockholders and the holders of its debt and preferred equity securities have historically focused on the value of the Company’s assets (principally its television stations) rather than its results from operations. As a consequence, the Company does not feel any extraordinary pressure from the public in meeting earnings estimates. In early 2005, the Company ceased providing earnings guidance. The majority of the analysts covering the Company focus on the value of the Company’s assets and the Company’s ability to generate cash flow from operations or the sale of its television stations. Virtually all of the financial statement errors affecting results of operations did not affect the Company’s reported cash flows from operations nor did they significantly affect the Company’s asset values.
Whether the misstatement changes a loss into income or vice versa.
The Company has reported significant net losses attributable to common stockholders since 1998. The correction of the Company’s aggregate financial statement errors would not have resulted in the Company reporting net income attributable to common stockholders in any year.
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
The Company operates its television network and television station assets as a single consolidated distribution platform, does not engage in segment reporting and has not

Date: August 2, 2005
Page: 3
identified any specific portion of its business as playing a significant role in its operations or profitability. The Company has reported significant net losses attributable to common stockholders since 1998. None of the significant financial statement errors in the attached schedule concerns a portion of the Company’s business that has been identified as playing a significant role in the Company’s operations.
Whether the misstatement affects the registrant’s compliance with regulatory requirements.
None of the financial statement errors affect the Company’s compliance with any regulatory requirements. The Company has discussed the larger financial statement errors in the notes to its consolidated financial statements and in management’s discussion and analysis of financial condition and results of operations.
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
None of the Company’s currently outstanding debt indentures or preferred stock certificates of designation nor any other contractual arrangements require that the Company achieve a specified amount of earnings or other financial metric, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Company’s principal financial covenants require that the Company maintain a specified ratio of “station value to senior secured debt.” The balance of the covenants to which the Company is subject under these instruments are negative covenants that restrict the Company’s ability to take certain actions, such as the incurrence of additional debt and making certain types of payments. The Company’s compliance with these covenants was not affected by the financial statement errors identified in the attached schedule.
In January 2004, the Company refinanced its previously existing senior credit facility, which required that the Company maintain a minimum amount of net revenues and EBITDA. EBITDA, as defined in the related credit agreement, excluded, among other items, depreciation and amortization and any other non-cash items. These exclusions would have applied to the majority of the financial statement errors identified in the attached schedule. After considering the financial statement errors that would have affected the amount of net revenues and EBITDA achieved in the periods for which measurement was required, the Company believes that it would have been in compliance with its then existing credit agreement covenants. The Company therefore has concluded that none of the financial statement errors would have affected its compliance with loan covenants or other contractual requirements.
Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
Management of the Company has generally been compensated through base salary, awards of stock options and/or restricted stock and annual performance bonuses. The

Date: August 2, 2005
Page: 4
vesting provisions of awards of stock options and/or restricted stock have been based upon the passage of time and not the achievement of specific financial or other performance goals.
The Board of Directors and its Compensation Committee have established annual executive bonus programs under which payments have been based in whole or in part upon achievement by the Company of specified performance goals. For each of the years since 1998 for which performance-based bonuses were paid, the performance goals were established as specified amounts of EBITDA and, in one year, a specified amount of net revenues. As EBITDA excludes depreciation and amortization, the credit recorded in 2003 that resulted from the over-amortization of cable and satellite distribution rights had no effect on the measurement of performance bonuses for that year.
The annual performance goals were established based upon the Company’s annual budgeted results, with eligible participants being entitled to receive increasing percentages of their individual target bonus amounts as the Company’s financial performance met or exceeded specified percentages of budgeted results (EBITDA and, in one year, net revenues). The Company’s budgeted results in turn included specific assumptions as to accounting matters. Errors, such as the additional lease expense for escalating lease payments, were not considered in developing the base budget model just as they were not considered in the determination of the actual results for the period.
Correction of the Company’s financial statement errors could reduce the Company’s historical EBITDA in 2002 and 2001 to below the EBITDA targets established as bonus plan performance goals. In these years, approximately $1.1 million and $0.1 million, respectively, of performance bonuses based on EBITDA were paid to management. As previously indicated to the Staff, none of the financial statement errors resulted from any intentional acts or represent a defalcation or fraud. Had these errors not been made, the Company’s budgeted results would have been different and the annual performance goals for management bonuses would have been correspondingly different. Further, the Company notes that in 2004, upon discovery of certain of the larger errors included in the attached schedule, the Compensation Committee of the Board of Directors modified the 2004 bonus plan EBITDA targets to exclude certain of the errors that resulted from the misapplication of generally accepted accounting principles. As a result of the preceding, the Company has concluded that the financial statement errors did not result in the Company increasing management’s compensation in any period.
Whether the misstatement involves concealment of an unlawful transaction.
None of the financial statement errors involves the concealment of an unlawful transaction. The Company has discussed the larger adjustments in the notes to its consolidated financial statements and in management’s discussion and analysis of financial condition and results of operations.
The majority of the larger financial statement errors detailed in the attached schedule resulted from unintentional errors and/or omissions involving the misapplication of facts or the

Date: August 2, 2005
Page: 5
misapplication of generally accepted accounting principles. None of the financial statement errors were a result of an attempt to “manage” earnings. As discussed above, the Company has incurred significant net losses attributable to common stockholders since 1998 and its investors have historically focused on the values of the Company’s assets rather than its operating results. As a result, the Company did not expect the financial statement errors to result in a significant positive or negative market reaction at the time they were discovered.

Based upon the quantitative and qualitative factors discussed herein and in our response to the Staff on July 25, 2005, the Company has concluded that its financial statements, as reported, are fairly presented in accordance with generally accepted accounting principles in all material respects.

3.	Provide the Staff with further detail regarding the Company’s cable and satellite distribution agreements. Specifically, provide the breakdown between the distribution rights and advertising components as well as the date in which the agreements were entered into.

As requested by the Staff, attached is a schedule providing further detail regarding the Company’s cable and satellite distribution agreements.
* * * * *
     The Company believes that the foregoing responds fully to the additional information requested by the Staff on our conference call on July 28, 2005. I would appreciate if you would let me know at your earliest convenience if you have questions about the Company’s response.
Respectfully submitted,
Richard Garcia
Senior Vice President and Chief Financial Officer

cc:	Bob Carroll, Staff Accountant Steve Belous, Ernst & Young, LLP David L. Perry, Jr., Holland & Knight LLP Adam K. Weinstein, Senior Vice President, Secretary and Chief Legal Officer

Paxson Communications Corporation
Quantitative Analysis of Financial Statement Errors
For the annual periods from 1998 through 2004
(in thousands)

				2004	2003	2002	2001	2000	1999	1998
	NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS:
	As reported			$(245,735)	$(146,317)	$(446,285)	$(352,201)	$(381,980)	$(291,971)	$(138,165)

Adjustment Number	Financial Statement Errors:
1	Over (under) amortization of cable distribution rights	(a)	*	-	(4,048)	7,421	6,585	1,125	(7,757)	(3,326)
2	Over (under) amortization of satellite distribution rights	(a)	*	-	(2,518)	643	643	643	589	—
3	Impairment in connection with a purchase option on a television station	(a)	*	-	4,653	(4,653)	-	-	-	—
4	Over (under) amortization of investment in broadcast properties	(a)	*	-	594	5,118	(1,428)	(1,428)	(1,428)	(1,428)
5	Additional lease expense for escalating lease payments	(a	)	3,086	(1,003)	(821)	(486)	(472)	(188)	(75)
6	Over (under) reserved for certain state taxes	(a	)	-	2,508	(541)	(541)	(530)	(461)	(295)
	Interest on reserve for certain state taxes	(b	)	-	854	(175)	(175)	(173)	(157)	(105)
7	Additional amortization expense for certain leasehold improvements	(a	)	1,627	(436)	(459)	(256)	(251)	(134)	(55)
8	Unrecorded use taxes	(a	)	943	(305)	(518)	(120)	-	-	—
	Interest expense related to unrecorded use taxes	(b	)	176	(88)	(88)	-	-	-	—
9	Change in state income tax rate	(c)	*	3,985	(172)	(3,813)	-	-	-	—
	Audit and other differences not included above impacting operating income (loss)	(a	)	475	1,773	(1,310)	(398)	658	(2,082)	(712)
	Audit and other differences not included above not impacting operating income (loss)	(b	)	397	(813)	421	132	(56)	(55)	(26)
	Propery and Equipment charge resulting from a physical inventory in 1999	(a	)	736	-	1,750	-	2,000	(4,486)	—

	Total financial statement errors impacting net loss attributable to common stockholders			11,425	999	2,975	3,956	1,516	(16,159)	(6,022)

	Percentage of reported net loss attributable to common stockholders			-4.6%	-0.7%	-0.7%	-1.1%	-0.4%	5.5%	4.4%

	Net loss attributable to common stockholders adjusted for financial statement errors			$(234,310)	$(145,318)	$(443,310)	$(348,245)	$(380,464)	$(308,130)	$(144,187)

	NET LOSS:
	As reported			$(187,972)	$(76,213)	$(336,186)	$(205,545)	$(169,176)	$(137,764)	$(88,498)

	Financial Statement Errors:
	Total financial statement errors impacting the net loss line (sum of (a), (b) and (c) above)			11,425	999	2,975	3,956	1,516	(16,159)	(6,022)

	Percentage of reported net loss			-6.1%	-1.3%	-0.9%	-1.9%	-0.9%	11.7%	6.8%

	Net loss adjusted for financial statement errors			$(176,547)	$(75,214)	$(333,211)	$(201,589)	$(167,660)	$(153,923)	$(94,520)

	LOSS BEFORE INCOME TAXES:
	As reported			$(169,221)	$(69,662)	$(166,913)	$(205,425)	$(181,192)	$(218,488)	$(127,197)

	Financial Statement Errors:
	Total financial statement errors impacting the loss before income taxes line (sum of (a) and (b) above)			7,440	1,171	6,788	3,956	1,516	(16,159)	(6,022)

	Percentage of reported loss before income taxes			-4.4%	-1.7%	-4.1%	-1.9%	-0.8%	7.4%	4.7%

	Loss before income taxes adjusted for financial statement errors			$(161,781)	$(68,491)	$(160,125)	$(201,469)	$(179,676)	$(234,647)	$(133,219)

	OPERATING INCOME (LOSS):
	As reported			$(12,419)	$44,195	$(69,906)	$(150,129)	$(155,946)	$(171,140)	$(88,118)

	Financial Statement Errors:
	Total financial statement errors impacting the operating income (loss) line (sum of (a) above)			6,867	1,218	6,630	3,999	1,745	(15,947)	(5,891)

	Percentage of reported operating income (loss)			-55.3%	2.8%	-9.5%	-2.7%	-1.1%	9.3%	6.7%

	Operating income (loss) adjusted for financial statement errors			$(5,552)	$45,413	$(63,276)	$(146,130)	$(154,201)	$(187,087)	$(94,009)

	Notes:
	Adjustment Numbers above provide reference to the SAB 99 Memorandum

	As reported amounts for the annual periods 1998 through 2003 reflect the restatement described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

*	The Company noted that the disclosures discussing these adjustments reflect a nominal variance from the recorded adjustments

Paxson Communications Corporation
Quantitative Analysis of Financial Statement Errors
For each of the quarters in the fiscal year ended December 31, 2004
(in thousands)

			FY	Q4	Q3	Q2	Q1
			2004	2004	2004	2004	2004

	NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS:
	As reported		$(245,735)	$(78,694)	$(58,034)	$(48,776)	$(60,231)

Adjustment Number	Financial Statement Errors:
1	Over (under) amortization of cable distribution rights	(a)	-	-	-	-	—
2	Over (under) amortization of satellite distribution rights	(a)	-	-	-	-	—
3	Impairment in connection with a purchase option on a television station	(a)	-	-	-	-	—
4	Over (under) amortization of investment in broadcast properties	(a)	-	-	-	-	—
5	Additional lease expense for escalating lease payments	(a)	3,086	3,724	(213)	(212)	(213)
6	Over (under) reserved for certain state taxes	(a)	-	-	-	-	—
	Interest on reserve for certain state taxes	(b)	-	-	-	-	—
7	Additional amortization expense for certain leasehold improvements	(a)	1,627	1,653	(9)	(8)	(9)
8	Unrecorded use taxes	(a)	943	710	381	(70)	(78)
	Interest expense related to unrecorded use taxes	(b)	176	242	(22)	(22)	(22)
9	Change in state income tax rate	(c)	3,985	4,267	(94)	(94)	(94)
	Audit and other differences not included above impacting operating income (loss)	(a)	475	648	(422)	141	108
	Audit and other differences not included above not impacting operating income (loss)	(b)	397	(602)	9	10	980
	Propery and Equipment charge resulting from a physical inventory in 1999	(a)	736	736	-	-	—

	Total financial statement errors impacting net loss attributable to common stockholders		11,425	11,378	(370)	(255)	672

	Percentage of reported net loss attributable to common stockholders		-4.6%	-14.5%	0.6%	0.5%	-1.1%

	Net loss attributable to common stockholders adjusted for financial statement errors		$(234,310)	$(67,316)	$(58,404)	$(49,031)	$(59,559)

	NET (LOSS) INCOME:
	As reported		$(187,972)	$(58,395)	$(43,743)	$(37,152)	$(48,682)

	Financial Statement Errors:
	Total financial statement errors impacting the net loss line (sum of (a), (b) and (c) above)		11,425	11,378	(370)	(255)	672

	Percentage of reported net (loss) income		-6.1%	-19.5%	0.8%	0.7%	-1.4%

	Net (loss) income adjusted for financial statement errors		$(176,547)	$(47,017)	$(44,113)	$(37,407)	$(48,010)

	LOSS BEFORE INCOME TAXES:
	As reported		$(169,221)	$(51,253)	$(40,450)	$(34,266)	$(43,252)

	Financial Statement Errors:
	Total financial statement errors impacting the loss before income taxes line (sum of (a) and (b) above)		7,440	7,111	(276)	(161)	766

	Percentage of reported loss before income taxes		-4.4%	-13.9%	0.7%	0.5%	-1.8%

	Loss before income taxes adjusted for financial statement errors		$(161,781)	$(44,142)	$(40,726)	$(34,427)	$(42,486)

	OPERATING INCOME (LOSS):
	As reported		$(12,419)	$(10,400)	$(2,367)	$2,599	$(2,251)

	Financial Statement Errors:
	Total financial statement errors impacting the operating income (loss) line (sum of (a) above)		6,867	7,471	(263)	(149)	(192)

	Percentage of reported operating income (loss)		-55.3%	-71.8%	11.1%	-5.7%	8.5%

	Operating income (loss) adjusted for financial statement errors		$(5,552)	$(2,929)	$(2,630)	$2,450	$(2,443)

	Notes:
	Adjustment Numbers above provide reference to the SAB 99 Memorandum

Paxson Communications Corporation
Quantitative Analysis of Financial Statement Errors
For each of the quarters in the fiscal year ended December 31, 2003
(in thousands)

			FY	Q4	Q3	Q2	Q1
			2003	2003	2003	2003	2003
	NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS:
	As reported		$(146,317)	$(51,833)	$(54,024)	$(17,013)	$(23,447)

Adjustment Number	Financial Statement Errors:
1	Over (under) amortization of cable distribution rights	(a)	(4,048)	-	(1,524)	(4,472)	1,948
2	Over (under) amortization of satellite distribution rights	(a)	(2,518)	-	(2,839)	161	160
3	Impairment in connection with a purchase option on a television station	(a)	4,653	-	4,653	-	—
4	Over (under) amortization of investment in broadcast properties	(a)	594	-	(901)	198	1,297
5	Additional lease expense for escalating lease payments	(a)	(1,003)	(250)	(251)	(251)	(251)
6	Over (under) reserved for certain state taxes	(a)	2,508	-	2,779	(136)	(135)
	Interest on reserve for certain state taxes	(b)	854	-	941	(43)	(44)
7	Additional amortization expense for certain leasehold improvements	(a)	(436)	(109)	(109)	(109)	(109)
8	Unrecorded use taxes	(a)	(305)	(77)	(76)	(76)	(76)
	Interest expense related to unrecorded use taxes	(b)	(88)	(22)	(22)	(22)	(22)
9	Change in state income tax rate	(c)	(172)	(43)	(43)	(43)	(43)
	Audit and other differences not included above impacting operating income (loss)	(a)	1,773	1,104	319	156	194
	Audit and other differences not included above not impacting operating income (loss)	(b)	(813)	(519)	(26)	(246)	(22)

	Total financial statement errors impacting net loss attributable to common stockholders		999	84	2,901	(4,883)	2,897

	Percentage of reported net loss attributable to common stockholders		-0.7%	-0.2%	-5.4%	28.7%	-12.4%

	Net loss attributable to common stockholders adjusted for financial statement errors		$(145,318)	$(51,749)	$(51,123)	$(21,896)	$(20,550)

	NET (LOSS) INCOME:
	As reported		$(76,213)	$(40,360)	$(42,623)	$6,955	$(185)

	Financial Statement Errors:
	Total financial statement errors impacting the net loss line (sum of (a), (b) and (c) above)		999	84	2,901	(4,883)	2,897

	Percentage of reported net (loss) income		-1.3%	-0.2%	-6.8%	-70.2%	-1565.9%

	Net (loss) income adjusted for financial statement errors		$(75,214)	$(40,276)	$(39,722)	$2,072	$2,712

	(LOSS) INCOME BEFORE INCOME TAXES:
	As reported		$(69,662)	$(42,731)	$(39,004)	$12,206	$(133)

	Financial Statement Errors:
	Total financial statement errors impacting the loss before income taxes line (sum of (a) and (b) above)		1,171	127	2,944	(4,840)	2,940

	Percentage of reported loss before income taxes		-1.7%	-0.3%	-7.5%	-39.7%	-2210.5%

	Loss before income taxes adjusted for financial statement errors		$(68,491)	$(42,604)	$(36,060)	$7,366	$2,807

	OPERATING INCOME (LOSS):
	As reported		$44,195	$(6,824)	$(2,604)	$33,364	$20,259

	Financial Statement Errors:
	Total financial statement errors impacting the operating income (loss) line (sum of (a) above)		1,218	668	2,051	(4,529)	3,028

	Percentage of reported operating income (loss)		2.8%	-9.8%	-78.8%	-13.6%	14.9%

	Operating income (loss) adjusted for financial statement errors		$45,413	$(6,156)	$(553)	$28,835	$23,287

	Notes:
	Adjustment Numbers above provide reference to the SAB 99 Memorandum

Paxson Communications Corporation
Quantitative Analysis of Financial Statement Errors
For each of the quarters in the fiscal year ended December 31, 2002
(in thousands)

			FY	Q4	Q3	Q2	Q1
			2002	2002	2002	2002	2002
	NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS:
	As reported		$(446,285)	$(75,305)	$(72,461)	$(66,732)	$(231,787)

Adjustment Number	Financial Statement Errors:
1	Over amortization of cable distribution rights	(a)	7,421	1,854	1,856	1,855	1,856
2	Over amortization of satellite distribution rights	(a)	643	161	161	161	160
3	Impairment in connection with a purchase option on a television station	(a)	(4,653)	-	-	-	(4,653)
4	Over (under) amortization of investment in broadcast properties	(a)	5,118	3,339	990	961	(172)
5	Additional lease expense for escalating lease payments	(a)	(821)	(206)	(205)	(205)	(205)
6	Under reserved for certain state taxes	(a)	(541)	(135)	(135)	(136)	(135)
	Interest on reserve for certain state taxes	(b)	(175)	(44)	(44)	(43)	(44)
7	Additional amortization expense for certain leasehold improvements	(a)	(459)	(114)	(115)	(115)	(115)
8	Unrecorded use taxes	(a)	(518)	(129)	(130)	(129)	(130)
	Interest expense related to unrecorded use taxes	(b)	(88)	(22)	(22)	(22)	(22)
9	Change in state income tax rate	(c)	(3,813)	(89)	(90)	(89)	(3,545)
	Audit and other differences not included above impacting operating income (loss)	(a)	(1,310)	(179)	(171)	(324)	(636)
	Audit and other differences not included above not impacting operating income (loss)	(b)	421	495	(12)	(31)	(31)
	Propery and Equipment charge resulting from a physical inventory in 1999	(a)	1,750	-	-	-	1,750

	Total financial statement errors impacting net loss attributable to common stockholders		2,975	4,931	2,083	1,883	(5,922)

	Percentage of reported net loss attributable to common stockholders		-0.7%	-6.5%	-2.9%	-2.8%	2.6%

	Net loss attributable to common stockholders adjusted for financial statement errors		$(443,310)	$(70,374)	$(70,378)	$(64,849)	$(237,709)

	NET LOSS:
	As reported		$(336,186)	$(52,477)	$(43,388)	$(38,065)	$(202,256)

	Financial Statement Errors:
	Total financial statement errors impacting the net loss line (sum of (a), (b) and (c) above)		2,975	4,931	2,083	1,883	(5,922)

	Percentage of reported net loss		-0.9%	-9.4%	-4.8%	-4.9%	2.9%

	Net loss adjusted for financial statement errors		$(333,211)	$(47,546)	$(41,305)	$(36,182)	$(208,178)

	LOSS BEFORE INCOME TAXES:
	As reported		$(166,913)	$(48,434)	$(39,887)	$(34,564)	$(44,028)

	Financial Statement Errors:
	Total financial statement errors impacting the loss before income taxes line (sum of (a) and (b) above)		6,788	5,020	2,173	1,972	(2,377)

	Percentage of reported loss before income taxes		-4.1%	-10.4%	-5.4%	-5.7%	5.4%

	Loss before income taxes adjusted for financial statement errors		$(160,125)	$(43,414)	$(37,714)	$(32,592)	$(46,405)

	OPERATING LOSS:
	As reported		$(69,906)	$(28,463)	$(19,302)	$(14,453)	$(7,688)

	Financial Statement Errors:
	Total financial statement errors impacting the operating income (loss) line (sum of (a) above)		6,630	4,591	2,251	2,068	(2,280)

	Percentage of reported operating loss		-9.5%	-16.1%	-11.7%	-14.3%	29.7%

	Operating loss adjusted for financial statement errors		$(63,276)	$(23,872)	$(17,051)	$(12,385)	$(9,968)

	Notes:
	Adjustment Numbers above provide reference to the SAB 99 Memorandum

Paxson Communications
Selected Detail of Cable and Satellite Distribution Agreements

			Amount Allocated	Amount Allocated
			to Distribution	to the Advertising
Contract Identifier	Agreement Date	Total	Rights Component	Components
A	August 1, 1998	$20,831,900	$10,415,950	$10,415,950
B	January 26, 1999	15,000,000	15,000,000	—
C	August 1, 1998	14,989,777	14,989,777	—
D	August 1, 1998	13,353,309	8,902,206	4,451,103
E	December 1, 1998	5,146,218	3,430,812	1,715,406
F	December 1, 1999	2,874,793	1,916,529	958,264
G	December 1, 1998	11,643,279	7,762,186	3,881,093
H	August 1, 1998	10,192,276	6,794,851	3,397,425
I	August 1, 1998	7,879,505	5,253,003	2,626,502
J	August 1, 1998	4,801,764	3,201,176	1,600,588
K	December 1, 1998	1,065,519	710,346	355,173

		107,778,340	78,376,836	29,401,504
Others	Various	20,014,579	19,172,588	841,991

Total Cable and satellite distribution rights		$127,792,919	$97,549,424	$30,243,495

NOTE:
Agreements B and C did not have an advertising component associated with them, as a result, the entire amount relates to the distribution rights component only.